UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 000-52299
NORTHERN PERU COPPER CORP.

(Exact name of registrant as specified in its charter)
Suite 1550 — 625 Howe Street
Vancouver, British Columbia
V6C 2T6
(604) 687-0407

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Shares, no par value

(Title of each class of securities covered by this Form)
Place an X in the box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) (for equity securities)	☑	Rule 12h-6(d) (for successor registrants)	☐

Rule 12h-6(c) (for debt securities)	☐	Rule 12h-6(i) (for prior Form 15 filers)	☐

PART I

Item 1.	Exchange Act Reporting History
A. Northern Peru Copper Corp. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on November 6, 2006.
B. The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act, as applicable, and the rules promulgated thereunder for the 12 months preceding the filing of this Form 15F, including at least one annual report under Section 13(a).

Item 2.	Recent United States Market Activity
     The Company has not sold its securities in the United States in a registered offering under the Securities Act of 1933 (the “Securities Act”).

Item 3.	Foreign Listing and Primary Market
A. Until March 28, 2008, the common shares, without par value, of the Company (the “Common Shares”) were listed on the Toronto Stock Exchange (the “TSX”), which constituted the primary trading market for these securities, in Ontario, Canada (the “Primary Jurisdiction”).
B. The date of the initial listing of the Common Shares on the TSX was May 19, 2005. The Common Shares were listed on the TSX until they were delisted on March 28, 2008. Thus, the Company has maintained a listing of the Common Shares for a period that is longer than the 12 months preceding the date of the filing of this Form 15F.
C. To the best knowledge of the Company, the percentage of trading of the Company’s Common Shares that occurred in the Primary Jurisdiction during the 12 month period from March 28, 2007 to March 28, 2008 was 100%.

Item 4.	Comparative Trading Volume Data
     Not applicable.

Item 5.	Alternative Record Holder Information
     The Company is relying upon Rule 12h-6(a)(4)(ii) in order to allow the termination of its duty to file reports under the Exchange Act. Accordingly, under the terms of Rule 12-6(a)(4)(ii), the Company provides the following information:
As at the close of business on March 28, 2008, there was one record holder of the Common Shares. On that date, such record holder, Copper Bridge Acquisition Corp., incorporated under the laws of the Province of British Columbia, acquired all of the outstanding shares of Common Shares that it did not already own.

Item 6.	Debt Securities

     Not applicable.

Item 7.	Notice Requirement
A. On March 28, 2008, the Company published a notice as required by Rule 12h-6(h) disclosing the Company’s intent to terminate its duty to file reports under Section 13(a) and/or Section 15(d) of the Exchange Act.
B. On March 28, 2008, the Company issued a press release via CNW Group Ltd. to disseminate the notice in Canada and the United States. The Company filed this press release and notice under the cover of Form 6-K on March 31, 2008.

Item 8.	Prior Form 15 Filers
     Not applicable.
PART II

Item 9.	Rule 12g3-2(b)
     The address of the electronic information delivery system in the Primary Jurisdiction on which the Company will publish the information required under Rule 12g3-2(b)(1)(iii) is the Company’s profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval at www.sedar.com.
PART III

Item 10.	Exhibits
     Not applicable.

Item 11.	Undertakings
     The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
1.	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

2.	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

3.	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
     Pursuant to the requirements of the Exchange Act, the Company has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, the Company certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: March 31, 2008	NORTHERN PERU COPPER CORP.
By:
/s/ Jiao Jian
		Name:	Jiao Jian
		Title:	Chief Financial Officer